UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996.)

For the fiscal year ended December 31, 2003.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED.)

For the transition period from                   to                  .

Commission file Number  0-4090.

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation
3601 West 76th Street
Minneapolis, MN 55435
(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Plan Committee
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of Analysts International Corporation Savings and Investment Plan (the Plan) as of December 31, 2003 and 2002, and June 30, 2002, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2003, the six months ended December 31, 2002 and the year ended June 30, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2003 and 2002, and June 30, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, the six months ended December 31, 2002 and the year ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of Assets Held at December 31, 2003 and Reportable Transactions for the year ended December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Deloitte and Touche LLP

Minneapolis, Minnesota
May 27, 2004

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,		June 30, 2002
	2003	2002

Participant Directed Investments, Stated at Market Value (See Notes E and F)	$72,026,200	$61,059,104	$71,568,106

Non-participant Directed Investments, Stated at Market Value (See Note F)	3,803,887	1,998,930	4,175,661

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$75,830,087	$63,058,034	$75,743,767

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

	Year Ended December 31, 2003	Six Months Ended December 31, 2002	Year Ended June 30, 2002
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	$63,058,034	$75,743,767	$92,444,089

ADDITIONS:
Investment income	883,956	522,089	2,513,228
Contributions by employer	440,056	324,314	1,009,499
Contributions by participants	7,051,820	3,638,820	10,798,658
Net appreciation (depreciation) in market value of investments	14,616,475	(10,522,167)	(17,547,528)
	22,992,307	(6,036,944)	(3,226,143)
DEDUCTIONS:
Distributions to participants	10,218,554	6,647,639	13,471,929
Loan fees	1,700	1,150	2,250
	10,220,254	6,648,789	13,474,179

NET ADDITIONS (DEDUCTIONS)	12,772,053	(12,685,733)	(16,700,322)

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$75,830,087	$63,058,034	$75,743,767

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION

SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003, SIX MONTHS ENDED DECEMBER 31, 2002
AND YEAR ENDED JUNE 30, 2002

The following description of the Analysts International Corporation (“Company”) Savings and Investment Plan (“Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

A. Summary of significant accounting policies:

Investments are stated at market value using quoted market values.  Promissory notes from participants are stated at the outstanding principal balance.

The financial statements have been prepared on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  All security transactions are recorded on their trade date.

Participants have control over the allocation of their account balances among each of the twenty-two non-AIC Common Stock Funds.  However, because Analysts International (AIC) designates the investment option for the employer matching contributions in the AIC Common Stock Fund, participants do not have complete control of their assets invested in this fund.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, mutual funds, and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

Certain amounts in the prior period financial statements and notes thereto have been reclassified to conform to fiscal 2003 classifications. These changes had no impact on previously reported statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits.

B.  The Plan:

The Plan became effective January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants.  An employee of AIC becomes eligible for the Plan upon commencement of active service.

Effective July 1, 2002, the Plan was amended to change its fiscal year end from June 30 to December 31.  The period ended December 31, 2003 contains twelve months of operations, the period ended December 31, 2002 contains six months of operations (July 1, 2002 to December 31, 2002) and the period ended June 30, 2002 contains twelve months of operations.

The Plan is funded primarily by employee contributions.  Effective January 1, 2003, the amount eligible employees may contribute of their gross annual wages for pre-tax saving contributions increased from 15% to 50%.  Highly-compensated employees’ contributions are limited based on discrimination testing performed.  In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to invest their pre-tax contributions in one or more of twenty-two investment funds offered by the Putnam, Vanguard, Janus and Neuberger Berman Companies and/or the AIC Common Stock Fund.  The funds include the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam High Yield Trust, the Putnam Fund for Growth and Income, the Putnam Voyager Fund, the Putnam OTC and Emerging Growth Fund, the Putnam Global Equity Fund (formerly the Putnam Global Growth Fund), the Putnam International Equity Fund (formerly the Putnam International Growth Fund), the Putnam Capital Opportunities Fund, the Janus Mercury Fund, the Janus Growth and Income Fund and the Neuberger Berman Genesis Trust Fund.  Funds added during the 2003 plan year include the Putnam Retirement Ready Maturity Fund, Putnam Retirement Ready 2010, Putnam Retirement Ready 2015, Putnam Retirement Ready 2020, Putnam Retirement Ready 2025, Putnam Retirement Ready 2030, Putnam Retirement Ready 2035, Putnam Retirement Ready 2040 and Putnam Retirement Ready 2045.  The Retirement Ready funds are diversified by Putnam based on the anticipated date of retirement.  In addition, the Vanguard 500 Index Admiral Shares fund was substituted for the Vanguard Index Fund during the third quarter of the 2003 plan year.

Participant loans are made in compliance with federal regulations in effect at the time of the loan.  Effective January 1, 2001, the Plan was amended requiring the loan origination fee to be paid directly to the trustee.  This loan origination fee is withdrawn directly from the participant’s account at the date of the loan issue.  Participant loans outstanding, included in investments, amounted to $662,009 at December 31, 2003, $800,804 at December 31, 2002 and $899,205 at June 30, 2002.

The Plan provides for employer matching contributions where the employer matches 18% on the first 15% of employee’s pre-tax saving contributions, provided the employee has been employed by the employer for one year or more and is not a highly compensated employee as defined by federal tax laws.  The employer matching contributions are invested in the AIC Common Stock Fund.

Prior to January 1, 2001, a participant’s interest in the employer matching contribution vested at the rate of 20% per year after three years of service with 100% vesting after seven years.  Effective January 1, 2001 the Plan amended the vesting schedule to a vesting rate of 20% per year after one year of service with 100% vesting after five years.  Any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions.  Amounts forfeited by employees that were applied to matching contributions totaled $219,707 in 2003 and $49,008 in 2002.

Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in the Employee Retirement Income Security Act of 1974.  If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance.  The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

C.  Trustee and administration of the Plan:

Putnam Fiduciary Trust Company has been designated as trustee.  Investments of the Plan are held by Putnam Investor Services, Inc. on behalf of the trustee.  Certain Plan investments are shares of mutual funds managed by Putnam Investments.  These transactions qualify as exempt party-in-interest transactions.  The Company has established a Savings and Investment Plan Committee for the general administration of the Plan.  The Company pays the trustee fees on behalf of the Plan.

D.  Internal Revenue Service Status:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 11, 2002, that the Plan, was designed in accordance with applicable Internal Revenue Code (Code) requirements.  The Company believes the Plan is currently designated and operated with the applicable requirements of the Code and that the Plan is tax exempt.  Because the trust is considered exempt from income tax, no provisions for tax have been added.

E.  Investments:

	December 31,		June 30, 2002
	2003	2002
Investments at market value:
Putnam Money Market Fund*	$5,216,568	$5,584,526	$6,249,365
Putnam U.S. Government Income Trust*	4,988,540	5,999,090	4,970,732
Putnam High Yield Trust	3,753,086	3,075,156	3,198,949
Putnam Fund for Growth and Income*	14,091,502	12,537,545	15,352,043
Putnam Voyager Fund*	17,259,231	15,308,636	19,035,198
Putnam OTC Emerging Growth Fund*	4,584,881	3,445,286	4,205,711
Putnam Global Equity Fund	3,474,436	3,125,838	3,639,026
Putnam International Equity Fund	2,931,130	2,420,998	2,970,872
Putnam Capital Opportunities Fund	400,915	181,436	244,284
Putnam Retirement Ready Maturity	94	—	—
Putnam Retirement Ready 2010	1,149	—	—
Putnam Retirement Ready 2015	330,853	—	—
Putnam Retirement Ready 2020	141,477	—	—
Putnam Retirement Ready 2025	58,158	—	—
Putnam Retirement Ready 2030	129,700	—	—
Putnam Retirement Ready 2035	64,408	—	—
Putnam Retirement Ready 2040	5,838	—	—
Putnam Retirement Ready 2045	6,336	—	—
Vanguard 500 Index Fund	3,458,547	1,937,986	1,935,772
Janus Mercury Fund	2,821,559	1,969,425	2,190,540
Janus Growth & Income Fund	2,793,365	2,018,419	2,143,552
Neuberger Berman Genesis Trust	1,965,119	734,205	667,746
Pending Account	17,622	11,225	1
AiC Common Stock Fund*	6,673,564	3,907,459	8,040,771
	75,168,078	62,257,230	74,844,562

Promissory notes from participants	662,009	800,804	899,205

	$75,830,087	$63,058,034	$75,743,767

* Investments that represent 5% or more of the Plan’s net assets at December 31, 2003.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	December 31,		June 30, 2002
	2003	2002
Mutual Funds	$11,789,871	$(6,194,473)	$(17,204,291)
Common Stock Fund	2,826,604	(4,327,694)	(343,237)

	$14,616,475	$(10,522,167)	$(17,547,528)

F. Non-Participant Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,		June 30, 2002
	2003	2002
NET ASSETS
AiC Common Stock Fund - Total	$6,673,564	$3,907,459	$8,040,771
Less: AiC Common Stock Fund - Participant Directed	2,869,677	1,908,529	3,865,110
AiC Common Stock Fund - Non-Participant Directed	$3,803,887	$1,998,930	$4,175,661

	Year Ended December 31, 2003	Six Months Ended December 31, 2002	Year Ended June 30, 2002
CHANGE IN NET ASSETS
Contributions by Employer	$597,159	$341,255	$770,483
Net Appreciation (Depreciation)	1,589,697	(2,183,158)	(126,466)
Dividends	—	—	8,214
Benefits Paid to Participants	(256,602)	(112,163)	(400,668)
Transfers	(125,297)	(222,665)	239,017

	$1,804,957	$(2,176,731)	$490,580

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO

THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

EIN 41-0905408, PLAN# 001

SCHEDULE H
PART IV
LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of Shares	Cost	Current Value
MUTUAL FUNDS:
Putnam Money Market Fund *	5,216,568	$5,216,568	$5,216,568
Putnam U.S. Government Income Trust *	377,916	5,086,763	4,988,540
Putnam High Yield Trust *	469,136	5,770,751	3,753,086
Putnam Fund for Growth and Income *	796,130	12,736,124	14,091,502
Putnam Voyager Fund *	1,088,910	15,975,808	17,259,231
Putnam OTC Emerging Growth Fund *	673,257	11,628,050	4,584,881
Putnam Global Equity Fund *	465,742	5,934,952	3,474,436
Putnam International Equity Fund *	141,875	3,222,543	2,931,130
Putnam Capital Opportunities Fund *	39,499	393,931	400,915
Putnam Retirement Ready Maturity *	2	93	94
Putnam Retirement Ready 2010 *	21	1,133	1,149
Putnam Retirement Ready 2015 *	5,411	319,159	330,853
Putnam Retirement Ready 2020 *	2,387	133,492	141,477
Putnam Retirement Ready 2025 *	906	55,454	58,158
Putnam Retirement Ready 2030 *	2,138	121,498	129,700
Putnam Retirement Ready 2035 *	1,054	60,812	64,408
Putnam Retirement Ready 2040 *	94	5,040	5,838
Putnam Retirement Ready 2045 *	102	6,009	6,336
Vanguard 500 Index Fund	33,683	3,535,437	3,458,547
Janus Mercury Fund	144,695	4,561,504	2,821,559
Janus Growth & Income Fund	96,623	3,282,706	2,793,365
Neuberger Berman Genesis Trust Fund	53,068	1,740,839	1,965,119
Pending Account	—	17,622	17,622
AiC Common Stock Fund *	1,980,286	17,330,693	6,673,564

PROMISSORY NOTES FROM PARTICIPANTS *		662,009	662,009
Interest rates ranging from 4.5% to 9.0% with maturity dates through March, 2007		$97,798,990	$75,830,087

* Known to be a party-in-interest.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

SCHEDULE H
PART IV
LINE 4j

SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Assets on Transaction Date	Net Gain

Putnam Fiduciary Trust Company*	Purchases Of AiC Stock	$946,574		$946,574	$946,574

Putnam Fiduciary Trust Company*	Sales of AiC Stock		$1,007,074	$813,693	$1,007,074	$193,381

*Known to be a party-in-interest.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Date: June 28, 2004

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

By:	/s/ Colleen Davenport
Colleen Davenport, member of the Plan Committee

EXHIBIT INDEX

No.	Exhibit

23	Consent of Independent Registered Public Accounting Firm